

14005222

Received SEC

JAN 2 3 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 464

U.S.$500,000,000 4.375 percent Notes due January 24, 2044

Filed pursuant to Rule 3 of Regulation IA

Dated: January 22, 2014

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$500,000,000 4.375 percent Notes due January 24, 2044, Series No. 464 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated January 22, 2014 (the "Terms Agreement") and the Pricing Supplement dated January 22, 2014 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note: 99.0430%	0.2750%	98.768%
Total: U.S.$495,215,000.00	U.S.$1,375,000.00	U.S.$493,840,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 26, 2013
(B) Pricing Supplement
(C) Terms Agreement

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1 The Bank has agreed to indemnify the Underwriters against certain liabilities.



Exhibit A

March 26, 2013

To the Dealers appointed
 from time to time pursuant to a
 Terms Agreement or Appointment Agreement
 under the Global Debt Program of the
 Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-18/13, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Chief Counsel

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 464

U.S.$500,000,000 4.375 percent Notes due January 24, 2044

Issue Price: 99.043 percent

Application has been made for the Notes to be admitted to the
Official List of the United Kingdom Listing Authority and
to trading on the London Stock Exchange plc's
Regulated Market

BofA Merrill Lynch
Deutsche Bank
Citigroup
J.P. Morgan

The date of this Pricing Supplement is January 22, 2014.

DC_LAN01:289155.2

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue. The master fiscal agency agreement, dated as of December 7, 1962, as amended and supplemented from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent, has been superseded by the Uniform Fiscal Agency Agreement, dated as of July 20, 2006 (the "New Fiscal Agency Agreement"), as may be amended, restated, superseded or otherwise modified from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent. All references to the "Fiscal Agency Agreement" under the heading "Terms and Conditions of the Notes" and elsewhere in the Prospectus shall be deemed references to the New Fiscal Agency Agreement.

1.	Series No.:	464
2.	Aggregate Principal Amount:	U.S.$500,000,000
3.	Issue Price:	U.S.$495,215,000, which is 99.043 percent of the Aggregate Principal Amount
4.	Issue Date:	January 24, 2014
5.	Form of Notes (Condition 1(a)):	Book-entry only (not exchangeable for Definitive Fed Registered Notes, Conditions 1(a) and 2(b) notwithstanding)
6.	Authorized Denomination(s) (Condition 1(b)):	Book-entry only, U.S.$1,000 and integral multiples thereof

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 464
U.S.$500,000,000 4.375 percent Notes due January 24, 2044

DC_LAN01:289155.2

7. Specified Currency
    (Condition 1(d)):   United States Dollars (U.S.$) being the lawful
                                                currency of the United States of America

8. Specified Principal Payment
    Currency
    (Conditions 1(d) and 7(h)):   U.S.$

9. Specified Interest Payment Currency
    (Conditions 1(d) and 7(h)):   U.S.$

10. Maturity Date
    (Condition 6(a); Fixed Interest Rate):   January 24, 2044

11. Interest Basis
    (Condition 5):   Fixed Interest Rate (Condition 5(I))

12. Interest Commencement Date
    (Condition 5(III)):   Issue Date (January 24, 2014)

13. Fixed Interest Rate (Condition 5(I)):

    (a) Interest Rate: 4.375 percent per annum

    (b) Fixed Rate Interest Payment
        Date(s):   Semi-annually in arrear on January 24 and July
                                               24 in each year, commencing on July 24, 2014.

                                               Each Interest Payment Date is subject to
                                               adjustment in accordance with the Following
                                               Business Day Convention with no adjustment to
                                               the amount of interest otherwise calculated.

    (c) Fixed Rate Day Count
        Fraction(s):   30/360

14. Relevant Financial Center: New York and London

15. Relevant Business Days: New York and London

16. Issuer's Optional Redemption
    (Condition 6(e)):   No

17. Redemption at the Option of the
    Noteholders (Condition 6(f)):   No

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 464
U.S.$500,000,000 4.375 percent Notes due January 24, 2044

DC_LAN01:289155.2

18. Governing Law:	New York

19. Selling Restrictions:

    (a) United States:
Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

    (b) United Kingdom:
Each of the Managers represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

    (c) General:
No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1. Listing:
Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

2. Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:
Federal Reserve Bank of New York; Euroclear; Clearstream, Luxembourg

3. Syndicated:
Yes

4. If Syndicated:

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 464
U.S.$500,000,000 4.375 percent Notes due January 24, 2044

DC_LAN01:289155.2

	(a) Liability:	Several and not joint
	(b) Joint Lead Managers:	Deutsche Bank AG, London Branch Merrill Lynch, Pierce, Fenner & Smith Incorporated

5. Commissions and Concessions: 0.275% of the Aggregate Principal Amount

6. Estimated Total Expenses: None. The Joint Lead Managers have agreed to pay for certain expenses related to the issuance of the Notes.

7. Codes:

    (a) Common Code: 102183568

    (b) ISIN: US4581X0CE61

    (c) CUSIP: 4581X0CE6

8. Identity of Managers: Deutsche Bank AG, London Branch
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Citigroup Global Markets Inc.
J.P. Morgan Securities plc

General Information

Additional Information Regarding the Notes

1.   The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2.   United States Federal Income Tax Matters

DC_LAN01:289155.2

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "— Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions (which may include the Notes), as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting obligation to their ownership of the Notes.

Medicare Tax. A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the U.S. holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income will generally include its gross interest income and its net gains from the

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 464
U.S.$500,000,000 4.375 percent Notes due January 24, 2044

DC_LAN01:289155.2

disposition of Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

INTER-AMERICAN DEVELOPMENT BANK

By: _____

Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager
           Finance Department

DC_LAN01:289155.2

Exhibit C

TERMS AGREEMENT NO. 464 UNDER
THE PROGRAM

January 22, 2014

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

      The undersigned agree to purchase from you (the "Bank") the Bank's U.S.$500,000,000 4.375 percent Notes due January 24, 2044 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on January 24, 2014 (the "Settlement Date"), at an aggregate purchase price of U.S.$ 495,215,000 adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

      When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. The Fiscal Agency Agreement, dated as of December 7, 1962, as amended and supplemented from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent, has been superseded by the Uniform Fiscal Agency Agreement, dated as of July 20, 2006 (the "New Fiscal Agency Agreement"), as may be amended, restated, superseded or otherwise modified from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent. When used herein and in the Standard Provisions as so incorporated, the term "Fed Fiscal Agency Agreement" refers to the New Fiscal Agency Agreement. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

      The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

      The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

- 1 -

DC_LAN01:289157.2

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.043 percent of the principal amount (U.S.$ 495,215,000) less a combined management and underwriting commission and selling concession of 0.275 percent of the principal amount (U.S.$1,375,000). For the avoidance of doubt, the Managers' purchase price after the above adjustments is U.S.$493,840,000.

    The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount (U.S.$)
Deutsche Bank AG, London Branch	$245,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$245,000,000
Citigroup Global Markets Inc.	$5,000,000
J.P. Morgan Securities plc	$5,000,000

2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form from ABA No. 021080562 IADB ACCOUNT/7010 to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK of NYC/BASEC; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank's account: ABA No. 021080562.

3. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

DC_LAN01:289157.2

- a copy of the Prospectus and the Fed Fiscal Agency Agreement, duly executed by the parties thereto; and

- a copy of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

        Inter-American Development Bank
        1300 New York Avenue, N.W.
        Washington, D.C. 20577
        Attention: Finance Department
                       Chief, Treasury Division
        Telephone: 202-623-1310
        Facsimile: 202-623-3388

FOR THE MANAGERS:

        Merrill Lynch, Pierce, Fenner & Smith
                    Incorporated
        50 Rockefeller Plaza
        New York, NY 10020
        Attention: Lily Chang, Associate General-Counsel-Principal
        Telephone: +1 646 855 0724

6. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several

- 3 -

underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

7.   To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i)   Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii)   Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

-4-

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DEUTSCHE BANK AG, LONDON BRANCH
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
(each, a "Joint Lead Manager")

CITIGROUP GLOBAL MARKETS INC.
J.P. MORGAN SECURITIES PLC
(together with the Joint Lead Managers, the "Managers")

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By: _____
Name: Managing Director
Title: Suzanne Buchta

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: _____
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager,
Finance Department